Exhibit 21.1

GLENROSE INSTRUMENTS, INC.

SUBSIDIARIES OF THE REGISTRANT

Eberline Services, Inc.	Delaware
Eberline Services Hanford, Inc.	Delaware
Eberline Analytical Corporation	New Mexico
Benchmark Environmental Corp.	New Mexico
TMA Norcal Corporation	California
Lionville Laboratory Inc.	Delaware